SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 000-51584

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Berkshire Bank 401(k) Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Berkshire Hills Bancorp, Inc.
24 North St.
Pittsfield, MA 01201

Berkshire Bank 401(k) Plan

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE

Years Ended December 31, 2011 and 2010

CONTENTS

BERKSHIRE BANK 401(k) PLAN

Financial Statements and Supplemental Schedule
Years Ended December 31, 2011 and 2010

The following financial information is submitted herewith:

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits
As of December 31, 2011 and 2010	2

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2011 and 2010	3

Notes to Financial Statements	4-13

Supplemental Schedules*:

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) December 31, 2011	14

*  Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

[Letterhead of PricewaterhouseCoopers LLP Boston]

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Berkshire Bank 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Berkshire Bank 401(k) Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the years ended December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
June 21, 2012

BERKSHIRE BANK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2011 and 2010

	2011	2010

ASSETS
Cash and cash equivalents	$3,987,349	$3,054,120
Investments, at fair value	43,856,743	39,894,025
	47,844,092	42,948,145

Receivables:
Employer contributions	-	1,367
Participant contributions	-	723
Notes receivable from participants	976,980	682,575
	976,980	684,665
Net assets available for benefits	$48,821,072	$43,632,810

See accompanying notes to financial statements.

BERKSHIRE BANK 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2011 and 2010

	2011	2010

Additions to net assets attributed to:

Investment income:
Dividends and interest	$1,140,029	$850,805
Net (depreciation) appreciation in fair value of investments	(1,078,986)	4,401,712
Total investment income	61,043	5,252,517

Contributions:
Employer	1,875,898	1,562,311
Participants	2,014,751	1,714,016
Rollover	3,729,196	163,614
Total contributions	7,619,845	3,439,941

Assets transferred in from terminated plans	916,912	-

Total additions	8,597,800	8,692,458

Deductions from net assets attributed to:
Withdrawals and benefits paid to participants	3,393,579	2,724,445
Administrative fees	15,959	14,519
Total deductions	3,409,538	2,738,964

Net increase in net assets available for benefits	5,188,262	5,953,494

Net assets available for benefits at beginning of year	43,632,810	37,679,316

Net assets available for benefits at end of year	$48,821,072	$43,632,810

See accompanying notes to financial statements.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2011 and 2010

1.	DESCRIPTION OF THE PLAN

The Berkshire Bank 401(k) Plan (the “Plan”) was established on April 11, 1993.

The following brief description of the Plan is provided for general information purposes only.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Berkshire Bank and subsidiaries (the “Bank” or the “Plan Sponsor”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Vanguard Fiduciary Trust Company serves as the Trustee of the Plan.  The Vanguard Group (“Vanguard” or the “Custodian”) is the custodian of the Plan.

Contributions

Each year, participants may contribute a percent of pretax annual compensation, excluding certain types of restricted compensation, subject to certain limitations as defined by the Plan and the Internal Revenue Code (“IRC”).  The maximum participant deferral was $16,500 for the Plan years ended December 31, 2011 and 2010.  In addition, all employees who are eligible to make salary reductions under the Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions, as defined by the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”).  Participants may also contribute rollover amounts representing distributions from other qualified retirement plans and IRAs.  Participants direct the investment of their contributions into various investment options offered by the Plan.  Participants may change their rate of contribution each pay period.

The Bank matches a portion of eligible employee contributions.  During 2011 and 2010, the Bank matched 100% of eligible employee contributions up to 4% of the participant’s annual compensation.

In addition, the Bank makes a Safe Harbor non-elective contribution to the account of each eligible employee in an amount equal to 3% of the participant’s annual compensation, excluding certain types of restricted compensation.

BERKSHIRE BANK 401(K) pLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DESCRIPTION OF THE PLAN (continued)

Plan Eligibility

Employees of the Bank are eligible to participate in the Plan after attaining twenty-one years of age and completing one year of service with 1,000 hours during their initial year of employment.

A break in eligibility service occurs if an employee works less than 500 hours. If the eligibility requirements had not yet been satisfied and there is a break in eligibility service, periods before the break in service will not be taken into account and the employee will have to satisfy the eligibility requirements following the break in service.

Periods during which an employee has a break in eligibility service will not count against the employee if the employee was absent because the employee was pregnant, had a child or adopted a child, was serving in the military, or provided service during a national emergency and re-employment is protected under federal or state law, and the employee returns to employment within the time required by law.  Service credit is given to employees of certain predecessor employers as described in the Plan document for participation and vesting purposes.  Employees may join the Plan on the first of the month following the month in which eligibility requirements are satisfied.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions, (b) the Plan’s investment earnings, and (c) administrative expenses.  Allocations are based on participant earnings or account balances, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants direct the investment of their contributions into investment options offered by the Plan which include selected mutual funds of Vanguard and common shares of Berkshire Hills Bancorp, Inc., the parent company of the Bank.  Employer contributions are invested in each participant’s account according to the participant’s selected allocation.  Participants may change or transfer their investment options at any time via an automated telephone system or the Custodian’s website.

Vesting

Participants are 100% vested in all contributions plus actual earnings thereon.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DESCRIPTION OF THE PLAN (concluded)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 per loan up to a maximum amount, which is equal to $50,000 or 50% of their vested account balance, whichever is less.  In addition, the $50,000 limit is reduced by the highest outstanding loan balance (of any previous loans made) in the previous twelve months.  The loans are secured by the balance in the participant’s accounts and bear interest at The Wall Street Journal prime rate plus one percentage point as of the loan application review date.  Interest rates ranged from 4.20% to 9.25% as of December 31, 2011.  In general, principal and interest are paid ratably over a period not to exceed five years through regular payroll deductions.  Loans used to finance the participant’s principal residence are repaid over a period of time, up to 20 years.

If a participant fails to make a loan repayment by its due date, the total outstanding amount of the loan including any interest that has accrued will be defaulted and deemed a distribution to the participant on the date of default.  There were no loan defaults for the years ended December 31, 2011 and 2010.

Payment of Benefits

On termination of service due to death, disability, normal retirement, or attaining age 59½ a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in their account, annual installments, or defer distribution until a later date.  If the vested portion of a participant’s account balance is $1,000 or less, this amount is paid as a lump sum distribution as soon as possible following termination, retirement, disability, or to the beneficiary following death.

Participants may request a benefit payment in the case of financial hardship, subject to certain limitations as defined by the Plan.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor as provided by the Plan document.  Administrative expenses paid by the Plan Sponsor were $15,050 and $15,000 for the years ended December 31, 2011 and 2010, respectively.  Administrative fees charged to the Plan as shown on the statements of changes in net assets relate to fees charged to the participants that are deducted from their asset balances.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, the net assets of the Plan would be allocated as prescribed by ERISA and its related regulations.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

2.	SUMMARY OF ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices which represent the net asset value reported by the fund at year-end.  Investments in Berkshire Hills Bancorp, Inc. common stock and other equities are valued at the closing market price as of the last trade date of the year.

Purchases and sales of investments are recorded on a trade-date basis.  Investment income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

The Plan groups assets and liabilities that are measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities.  Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

SUMMARY OF ACCOUNTING POLICIES (continued)

Investment Valuation and Income Recognition (concluded)

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  Level 3 assets and liabilities include financial instruments whose value is determined using unobservable techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In certain cases, inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.  The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Benefits Paid

Benefits are recorded upon distribution.

Risks and Uncertainties

The Plan invests in a variety of investment vehicles.  Investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

3.	CASH AND CASH EQUIVALENTS

The following schedule presents the fair values of the Plan’s cash and cash equivalents:

	December 31,
	2011		2010

Cash and cash equivalents:
* Vanguard Prime Money Market	$3,987,349	(a)	$3,054,120	(b)

(a)  Investment represents 5% or more of Plan net assets at December 31, 2011.
(b)  Investment represents 5% or more of Plan net assets at December 31, 2010.
*  Represents a party-in-interest under ERISA.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

4.	INVESTMENTS, AT FAIR VALUE

The following schedule presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2011		2010
Mutual funds:
* Vanguard 500 Index Inv.	$5,992,078		$6,102,516
* Vanguard IT Treasury Inv.	3,659,065		3,212,167
* Vanguard International Growth Fund	2,248,204	(a)	2,831,778
* Vanguard Small-Cap Growth Index	2,858,618		2,943,847
* Vanguard TGT Retirement 2015	3,850,875		3,967,620
* Vanguard Total Stock Market Inv.	4,949,440		4,803,114

Common stock:
* Berkshire Hills Bancorp, Inc. Common Stock	$3,810,455		$3,487,192

*     Represents a party-in-interest under ERISA.
(a)  Amount is less than 5%, but shown for comparative purposes only.

During 2011 and 2010, the Plan’s investments (including investments bought, sold, and held during the year) (depreciated) appreciated in value as follows:

	December 31,
	2011	2010

Mutual funds	$(1,117,843)	$4,130,489
Common stock	38,857	271,223

	$(1,078,986)	$4,401,712

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

INVESTMENTS, AT FAIR VALUE (concluded)

The following table summarizes the valuation of the Plan’s investments by the fair value hierarchy levels as of December 31, 2011 and 2010, respectively:

	Level 1	Level 2	Level 3	Fair Value

Cash and cash equivalents	$3,987,349	$-	$-	$3,987,349
Balanced funds	13,442,360	-	-	13,442,360
Bond funds	4,794,531	-	-	4,794,531
Domestic stock funds	19,141,675	-	-	19,141,675
International stock funds	2,667,722	-	-	2,667,722
Common stock	3,810,455	-	-	3,810,455

Total assets	$47,844,092	$-	$-	$47,844,092

	Level 1	Level 2	Level 3	Fair Value

Cash and cash equivalents	$3,054,120	$-	$-	$3,054,120
Balanced funds	10,285,063	-	-	10,285,063
Bond funds	4,070,215	-	-	4,070,215
Domestic stock funds	18,868,507	-	-	18,868,507
International stock funds	3,183,048	-	-	3,183,048
Common stock	3,487,192	-	-	3,487,192

Total assets	$42,948,145	$-	$-	$42,948,145

There were no assets measured at fair value on a non-recurring basis at December 31, 2011 or 2010.  There were no transfers between categories during 2011 or 2010.

5.	TAX STATUS

The Bank adopted a prototype plan whose most recent determination letter from the Internal Revenue Service, dated August 22, 2001, stated that the Plan and related Trust were designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving this letter; however, the Plan Administrator believes the Plan is currently operated in compliance with the applicable requirements of the IRC.

The Plan did not have any uncertain tax positions at December 31, 2011 or 2010 which require disclosure or accrual.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

6.	ADMINISTRATION OF PLAN ASSETS

The Plan assets are held by Vanguard Fiduciary Trust Company, the Trustee of the Plan.

Bank contributions, participant elective deferrals, and participant accounts are held and administered by Vanguard, who invests cash received in accordance with participants’ instructions and makes distributions to participants.

Certain administrative functions are performed by officers or employees of the Bank.  No such officers or employees receive compensation for such functions from the Plan.

7.	RELATED PARTY TRANSACTIONS

The Bank contributed $1,875,898 and $1,562,311 to the Plan for the years ended December 31, 2011 and 2010, of which nothing was owed to the Plan at December 31, 2011, while $1,367 was owed to the Plan at December 31, 2010, respectively.  In addition, the Bank paid expenses in connection with the administration of the Plan, totaling $15,050 and $15,000 for the years ended December 31, 2011 and 2010, respectively.

The Plan has investments in common stock of Berkshire Hills Bancorp, Inc., the parent company of the Bank.  For the years ended December 31, 2011 and 2010, the purchases of stocks amounted to $638,480 and $775,153, respectively and sales amounted to $354,074 and $433,268.  Dividends earned were $101,402 and $90,884. In addition, certain of the investment options are managed by Vanguard.  Transactions in such investments qualify as party-in-interest transactions.

8.	ASSETS TRANSFERRED IN FROM TERMINATED PLANS

Assets transferred from terminated plans amount to $916,912 and relate to a bank acquisition.

On April 1, 2011, the Bank acquired The Rome Savings Bank (“Rome”).  Effective on the merger date, the Rome 401(k) Profit Sharing Plan participants had the option to transfer their funds into the Plan.  The employees of Rome electing to transfer are subject to the eligibility requirements of the Plan and were given credit for hours of service with their previous employer.

There were no assets transferred from terminated plans during 2010.

9.	ROLLOVER CONTRIBUTIONS

Rollover contributions are primarily made up of contributions from former employees of Legacy Banks (“Legacy”). On July 21, 2011, the Bank acquired Legacy.  Effective on the merger date, the Legacy 401(k) Profit Sharing Plan participants had the option to transfer their funds into the Plan.  The employees of Legacy electing to transfer are subject to the eligibility requirements of the Plan and were given credit for hours of service with their previous employer.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Concluded)

10.	SUBSEQUENT EVENTS

On April 20, 2012, the Bank acquired The Connecticut Bank and Trust Company (“CBT”).  Effective on the merger date, the CBT 401(k) Profit Sharing Plan participants had the option to transfer their funds into the Plan.  The employees of CBT electing to transfer are subject to the eligibility requirements of the Plan and were given credit for hours of service with their previous employer.

On April 30, 2012, Berkshire Bank purchased certain assets and assumed certain limited liabilities of Greenpark Mortgage Corporation ("Greenpark”). Effective on the merger date, the Greenpark 401(k) Profit Sharing Plan participants had the option to transfer their funds into the Plan.  The employees of Greenpark electing to transfer are subject to the eligibility requirements of the Plan and were given credit for hours of service with their previous employer.

The Plan has evaluated subsequent events through June 21, 2012, the date the financial statements were issued.

BERKSHIRE BANK 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

December 31, 2011

(a)	(b) (c) Identity of Issuer, Borrower, Lessor or Similary Party and Description of Investment	(d) Number of Units/Shares	(e) Current Value (1)

	Cash and cash equivalents:
*	Vanguard Prime Money Market	3,987,348.950	$3,987,349
	Mutual funds:
	Royce Low Priced Stock	67,722.792	969,113
	Templeton Global Bond Fund	47,424.526	588,538
*	Vanguard 500 Index Inv.	51,745.064	5,992,078
*	Vanguard Emrg Mkts Stk Ind Inv.	17,400.194	419,519
*	Vanguard IT Treasury Inv.	312,740.591	3,659,065
*	Vanguard International Growth Fund	137,504.802	2,248,204
*	Vanguard Mid-Cap Index Fund	99,067.975	1,946,686
*	Vanguard Morgan Growth Inv.	47,666.347	832,731
*	Vanguard Selected Value	36,948.321	686,869
*	Vanguard ST Bond Index Inv.	45,069.219	478,184
*	Vanguard ST Federal Inv.	6,341.671	68,744
*	Vanguard Small-Cap Growth Index	133,020.871	2,858,618
*	Vanguard TGT Retirement 2010	16,836.116	377,634
*	Vanguard TGT Retirement 2015	313,079.239	3,850,875
*	Vanguard TGT Retirement 2020	84,373.492	1,830,061
*	Vanguard TGT Retirement 2025	167,635.109	2,056,883
*	Vanguard TGT Retirement 2030	26,369.683	551,654
*	Vanguard TGT Retirement 2035	91,776.881	1,148,129
*	Vanguard TGT Retirement 2040	9,692.068	198,687
*	Vanguard TGT Retirement 2045	72,003.420	926,684
*	Vanguard TGT Retirement 2050	8,634.781	176,236
*	Vanguard TGT Retirement 2055	4,025.503	87,997
*	Vanguard Target Retirement Inc.	194,060.763	2,237,521
*	Vanguard Total Stock Market Inv.	158,179.630	4,949,440
*	Vanguard Windsor II Fund Inv.	35,148.865	906,138
	Common Stock:
*	Berkshire Hills Bancorp, Inc. Common Stock	640,412.591	3,810,455
	Loan Fund:
*	Participant loans		976,980

			$48,821,072

(1)  As allowed by ERISA, cost information may be omitted with respect to participant or beneficiary directed investments under an individual account plan.
*  Represents a party-in-interest as defined by ERISA.

See report of independent registered public accounting firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SBERA 401(k) Plan as adopted by Berkshire Bank

Date: June 26, 2012	By:	/s/ Linda A. Johnston
Linda A. Johnston
Executive Vice President, Human Resources

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm